Exhibit 99.1

Increased operating capacity to >3.7 EH/s

Prince George (50MW) fully commissioned on schedule

On track to achieve near-term operating capacity of 4.7 EH/s

Deployment pathway to 6.0 EH/s

Key Highlights1

Key metrics	Sep-22
Average operating hashrate (PH/s)	2,729
Bitcoin mined[2]	325
Mining revenue (US$’000)	6,224
Electricity costs (US$’000)	2,829
Revenue per Bitcoin (US$)	19,124
Electricity costs per Bitcoin (US$)	8,691

•	Corporate:
•	Company’s third operating site, Prince George (50MW), was energized on schedule, increasing total Company operating capacity by >60% to exceed 3.7 EH/s
•	Mackenzie expansion from 50MW to 80MW remains on track to be energized by end of Q4 2022, increasing expected near-term operating capacity to 4.7 EH/s
•	Initial 40MW planned at Childress to reach 6.0 EH/s
•	Reported record full year FY22 results
•	Operations:
•	Average operating hashrate of 2,729 PH/s (+24% vs. August)
•	Monthly operating revenue of US$6.2 million (-6% vs. August)
•	325 Bitcoin mined (+8% vs. August)
•	Construction:
•	Mackenzie (2.5 EH/s, 80MW – BC, Canada)
o	Expansion from 50MW to 80MW on track for energization by the end Q4 2022
o	Internal fit-out of the remaining 10MW of the third data center building progressing
o	Foundations complete and erection of structural steel has commenced for the fourth data center building (20MW)
•	Childress (1.3 EH/s, 40MW – Texas, USA)
o	An initial 40MW development is planned at the 600MW site
o	Earthworks continued and foundation preparation commenced for the substation area and first data center building (20MW)
o	Key civil, data center building and substation contractors mobilized on site

1 All timing references in this investor update are to calendar quarters and calendar years, unless otherwise specified.
2 Reflects Bitcoin mined post deduction of mining pool fees as applicable.

Corporate update

On September 23, the Company entered into an agreement with B. Riley Principal Capital II, LLC (“B. Riley”) pursuant to which the Company has the option, but not the obligation, to sell up to US$100 million of ordinary shares to B. Riley over the next two years.

The Company continues to monitor funding markets and advance prospective capital opportunities. In parallel, the Company is also assessing various growth initiatives such as ongoing organic expansion as well as potential M&A.

Record full year FY22 results

On September 13, Iris Energy reported record financial results for the full year ended June 30, 2022 and provided a general business update. The earnings webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception.3

The project increased average monthly operating hashrate to 848 PH/s in September compared to 825 PH/s last month. Canal Flats continued to exceed previously announced site capacity of 0.7 EH/s.

Mackenzie update (2.5 EH/s, 50MW operating / 30MW under construction) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception.3

The project achieved average monthly operating hashrate of 1,579 PH/s in September compared to 1,380 PH/s in August, reflecting a full month of operations at 50MW.

Construction activities at Mackenzie continue to progress for the expansion from 50MW to 80MW, which will utilize the remaining 10MW of the third data center building (20MW) and a fourth data center building (20MW). Internal fit-out of the remaining 10MW of the third data center building is progressing, while the foundations are complete for the fourth data center building and erection of structural steel has commenced. The additional 30MW remains on track for completion by the end of Q4 2022.

Upon completion of the final phase at Mackenzie, 80MW of proprietary data centers are expected to power up to ~26,000 Bitmain S19j Pro and S19j miners4 (already under contract), generating 2.5 EH/s of operating hashrate.

Mackenzie – concrete slab pour at the fourth data center building (20MW)	Mackenzie – erection of structural steel at the fourth data center building (20MW)

3 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.
4 May potentially be supplemented with a small portion of non S19j Pro and S19j miners as part of miner fleet optimization across our sites following the agreement with Bitmain in August to ship the additional 1.7 EH/s of miners.

Prince George update (1.4 EH/s, 50MW) – BC, Canada

Prince George has been powered by 100% renewable energy since inception.3

On September 27, the Company announced the full energization of 1.4 EH/s (50MW) at Prince George. The project was delivered on schedule and has been performing consistently since completion.

Prince George – technicians energizing ASICs during commissioning	Prince George – fully commissioned

Childress update (1.3 EH/s, 40MW) – Texas, USA

The Company is planning the build out of an initial 40MW development at the 600MW Childress site.

All required construction permits are in place and earthworks continued during the month for the substation area, the first data center building (20MW) and internal road network. Substation foundation preparations are also underway in readiness for scheduled transformer deliveries. Furthermore, purchase orders continue to be placed for key high and low voltage electrical equipment, building structures and data center equipment.

Key civil, data center building and substation contractors have mobilized to site and are being managed by a core group of Iris Energy employees based in Childress.

Childress – aerial view of the warehouse, substation and data center areas	Childress – aerial view of substation foundation preparations

Community engagement

Iris Energy was one of the primary sponsors of the Mackenzie Senior’s Week celebrating seniors who have been recognized for their contributions and the impact they have had on the community. They were recognized through an appreciation lunch and an upcoming wine and cheese event.

A dinner was held in Childress to celebrate the successful recipients under the Company’s Childress Community Grants Program for 2022. Over US$85,000 is being awarded to 12 recipients including for the provision of safety equipment for the Little League, jackets for the disadvantaged, shade at a local playground, and chemistry class labs at a local high school. Iris Energy also joined the Childress Rotary Club (another Childress Community Grants recipient) to serve the community and partner with other local businesses.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 2,729 PH/s in September (compared to 2,204 PH/s in August), driven by the energization of 50MW at Prince George, with total Company operating capacity exceeding 3.7 EH/s from September 27 onwards. The corresponding increase in Bitcoin mined (325 vs. 301 in August) and electricity costs ($2.9 million vs. $2.4 million in August) were also primarily attributable to full energization of Prince George during the month.

The increase in Bitcoin mined during the month (325 vs. 301 in August) was not proportional to the growth in the Company’s average operating hashrate due to an increase in the average difficulty-implied global hashrate during the period, which was also the primary driver behind the increase in the Company’s electricity costs per Bitcoin mined during the month.

Operating*	Jul-22	Aug-22	Sep-22
Renewable energy usage (MW)[5]	36	69	85
Avg operating hashrate (PH/s)	1,117	2,204	2,729
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)	Jul-22	Aug-22	Sep-22
Bitcoin mined*	154	301	325
Mining revenue (US$’000)	3,358	6,629	6,224
Electricity costs (US$’000)	1,360	2,436	2,829
Revenue per Bitcoin (US$)	21,823	22,027	19,124
Electricity costs per Bitcoin (US$)	8,836	8,094	8,691
* Reflects Bitcoin mined post deduction of mining pool fees as applicable.

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (September 2022)	S19j Pro / S19j [6]	27,244	2.7	2.7
Inventory – pending deployment	S19j Pro / S19j [7]	18,248	1.6	4.3
Inventory – in transit	S19j Pro / S19j	14,754	1.4	5.7
Q4 2022	S19j	3,000	0.3	6.0
Total		63,246	6.0	6.0

Site	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Complete	Operating
Total (end of Q4 2022)	160	4.7
Childress (Texas, US)	40	1.3	2023	Under construction
Total (2023)	200	6.0

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

5 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie and Prince George.
6 Includes mix of lower efficiency hardware, which is estimated to represent less than 1% of the operating 2.7 EH/s.
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 8% of miners pending deployment.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of September 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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